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EXHIBIT 99.8

Memorandum Describing Issuance, Transfer and Redemption Procedures
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Pacific Mutual Life Insurance Company's
Description of Issuance, Transfer and Redemption
Procedures for Policies Pursuant to
Rule 6e-3(T)(B)(12)(iii)


This document sets forth the administrative procedures that will be followed by Pacific Mutual Life Insurance Company ("Pacific Mutual") in connection with the issuance of its Pacific Select Choice Flexible Premium Variable Life Insurance Policy ("Policy"), the transfer of assets held under the Policy, and the redemption by Policy Owners of their interests in said Policy.1/


I. PURCHASE AND RELATED TRANSACTIONS

A. Premium Schedules and Underwriting Standards

The Policy is a flexible premium variable life insurance policy. The Policy provides lifetime insurance protection on the life of the Insured through the Maturity Date for so long as the Policy is not surrendered or in default beyond the grace period. A Policy Owner will have two elections in determining the death benefit payable under the Policy. First, the Policy Owner will choose from two death benefit qualification tests -- the cash value accumulation test or the guideline premium test. If the Policy Owner chooses the guideline premium test, the Policy also permits the Policy Owner to choose from two death benefit options, Option A and Option B. The Policy will be offered and sold pursuant to an established mortality structure and underwriting standards in accordance with state insurance laws which prohibit unfair discrimination among Policy Owners, but allow cost of insurance rates to be based upon factors such as age, health or occupation.

The minimum initial premium to purchase a Policy must be equal to at least 25% of the sum of the Policy's monthly deductions plus premium load for the first year, which will be based upon the Policy's Face Amount and the Age, smoking status, gender, and underwriting class of the Insured. Thereafter, subject to certain limitations, a Policy Owner may choose the amount and frequency of premium payments. Pacific Mutual may reduce the minimum initial premium required under certain circumstances.


B. Application and Initial Premium Processing

Upon receipt of a completed application for a Policy, Pacific Mutual will follow certain insurance underwriting (i.e., evaluation of risk) procedures designed to determine whether the proposed insured is insurable. This process may involve verification procedures and may require that further information be provided by the applicant before a determination can be made. Pacific Mutual will not become obligated under a Policy until an initial premium and a completed application have been received by Pacific Mutual, and this underwriting procedure has been completed.

After the Policy is issued, insurance coverage under the Policy will be deemed to have begun as of
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the Policy Date.  The Policy Date is usually the date the application is accepted, or, if later, the date the premium is received at Pacific Mutual's Home Office. The Policy Date is the date used to determine Policy Years, Policy Months, and Policy Anniversaries.

C. Additional Premium Payments

The Policy is a flexible-premium policy, and it provides flexibility to pay premiums at the Policy Owner's discretion. When applying for a Policy, a Policy Owner will determine a Planned Periodic Premium that provides for the payment of level premiums over a specified period of time. Each Policy Owner will receive a premium reminder notice on either an annual, semi-annual, quarterly, or monthly basis, at the option of the Policy Owner; however, the Policy Owner is not required to pay Planned Periodic Premiums.

Payment of the Planned Periodic Premium will not guarantee that a Policy will remain in force. Instead, the duration of the Policy depends upon the Policy's Accumulated Value. Even if Planned Periodic Premiums are paid, the Policy will lapse any time Accumulated Value less Policy Debt is insufficient to pay the current monthly deduction and a grace period expires without sufficient payment. Any premium payment must be for at least $50. Pacific Mutual also may reject or limit any premium payment that would result in an immediate increase in the net amount at risk under the Policy, although such a premium may be accepted with satisfactory evidence of insurability.

D. Premium Allocation

A Policy Owner may allocate net premiums among the Variable Accounts and/or the Fixed Account. The initial allocation must be made in the application for the Policy. During the Free-Look Period (a limited period of time during which the Policy Owner may return and cancel the Policy for a full refund of premiums paid), all net premiums are allocated to the Money Market Variable Account. The Accumulated Value is allocated according to the Policy Owner's instructions the later of 15 days after the Policy is issued or 45 days after the application is signed, or, if longer, upon receipt of the minimum initial premium. The Accumulated Value may be allocated to no more than five allocation alternatives at any time. Those alternatives currently include nine Variable Accounts and a Fixed Account.

Additional net premium payments will be allocated among the allocation alternatives according to the Policy Owner's instructions. If the current instructions would cause the Accumulated Value to be allocated to more than five allocation alternatives, the premium payment less the premium load will be allocated to the Variable Accounts and Fixed Account in the same proportion as the Accumulated Value in those accounts. A Policy Owner may change the allocation of Accumulated Value by submitting a proper written request to Pacific Mutual's Home Office.

E. Reinstatement

Pacific Mutual will reinstate a lapsed Policy (see "Policy Lapse," Section III.C. on page 13 of this document) at any time within five years after the end of the grace period but before the Maturity Date, provided Pacific Mutual receives the following: (1) a written application of the Policy Owner;
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(2) evidence of insurability satisfactory to Pacific Mutual; and (3) a premium equal to all monthly deductions that were due and unpaid during the grace period, payment of a premium at least sufficient to keep the Policy in force for three months after the date of reinstatement, and payment of any excess sales load refunded to the Owner at the time the Policy lapsed.

When the Policy is reinstated, the Accumulated Value will be equal to the Accumulated Value on the date of the lapse subject to the following: (1) If the Policy is reinstated after the first Monthly Payment Date following lapse, the Accumulated Value will be reduced by the amount of Policy Debt on the date of lapse and no Policy Debt will exist on the date of reinstatement; (2) If the Policy is reinstated on the Monthly Payment Date next following lapse, any Policy Debt on the date of lapse will also be reinstated; and (3) no interest on amounts held in Pacific Mutual's Loan Account to secure Policy Debt will be paid or credited between lapse and reinstatement.

Reinstatement will be effective as of the Monthly Payment Date on or next following the date of approval by Pacific Mutual, and Accumulated Value minus Policy Debt will be allocated among the Variable Accounts and the Fixed Account in accordance with the Policy Owner's current premium allocation instructions.

F. Policy Loans

A Policy Owner may borrow from Pacific Mutual an amount up to 90% of the Policy's Accumulated Value allocated to the Variable Accounts and 100% of Accumulated Value allocated to the Fixed Account and less the amount of any underwriting surrender charge that would be imposed if the Policy were surrendered on the date the loan is taken. The minimum loan that may be taken is $500. A Policy is the only security required for a loan.

When a Policy Owner takes a loan, an amount equal to the loan is transferred out of the Policy Owner's Accumulated Value in the Variable Accounts and the Fixed Account on a proportional basis, unless the Policy Owner instructs Pacific Mutual otherwise.

The interest rate on loans is 4.75% a year for the first 10 years and 4.25% thereafter. Pacific Mutual will credit interest monthly on any Policy Debt to secure the loan at an annual effective rate of 4.0%. The Owner may repay all or part of the loan at any time while the Policy is in force. If not repaid, the Policy Debt will reduce the amount of death proceeds paid upon the death of the Insured or the Cash Surrender Value paid upon surrender or maturity, or the refund of premium upon exercise of the Free-Look Right.

A loan may affect the length of time the Policy remains in force. The Policy will lapse when Accumulated Value minus Policy Debt is insufficient to cover the monthly deduction against the Policy's Accumulated Value on any Monthly Payment Date and the minimum payment required is not made during the 61 day grace period. Moreover, the Policy may enter the grace period more quickly when a loan is outstanding, because the loaned amount is not available to cover monthly deductions and charges.
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II.  TRANSFER AMONG INVESTMENT DIVISIONS

The Pacific Select Exec Separate Account (the "Separate Account") is a separate investment account of Pacific Mutual used to support the variable death benefits and policy values of Pacific Mutual's life insurance policies. The Separate Account currently is made up of nine Variable Accounts which invest in shares of a corresponding series of Pacific Select Fund (the "Fund"), the investment vehicle of the Separate Account. The Fund is registered with the SEC under the Investment Company Act of 1940 as an open-end management investment company of the series type. The series of the Fund, each of which has a different investment objective, are the Money Market Series, the Managed Bond Series, the Government Securities Series, the High Yield Bond Series, the Growth Series, the Equity Income Series, the Multi-Strategy Series, the Equity Index Series and the International Series.

A Policy Owner may allocate Accumulated Value among the Variable Accounts in any way he or she chooses. However, after the transfer, the Accumulated Value may be allocated to no more than five allocation alternatives. No transfers are allowed during the grace period if the required premium has not been paid.
There is currently no charge imposed upon transfers, and no limit to the number and frequency of transfers permitted.

Accumulated Value may also be transferred from the Variable Accounts to the Fixed Account. However, such a transfer will only be permitted in the Policy Month preceding a Policy Anniversary except that Policy Owners residing in Maryland, Connecticut, and Pennsylvania may make such transfers at any time during the first 18 Policy Months. Transfers from the Fixed Account to the Variable Accounts are also permitted, subject to the following restrictions:
(1) The Policy Owner may not make more than one transfer from the Fixed Account to the Variable Accounts in any 12-month period; (2) If a Policy Owner has $1,000 or more in the Fixed Account, the Policy Owner may not transfer more than 20% of such amount to the Variable Accounts in any year.


III. REDEMPTION PROCEDURES:  SURRENDER AND RELATED TRANSACTIONS

A. Surrender for Net Cash Surrender Value

A Policy Owner can obtain a portion of the Net Cash Surrender Value under the Partial Withdrawal Benefit. The Partial Withdrawal Benefit is available on and after the first Policy Year. There is no limit on the number of Partial Withdrawals. There is a $25 withdrawal fee for Partial Withdrawals. The fee will be deducted from the Policy's Accumulated Value in the Fixed and Variable Accounts in the same proportion as the withdrawal.

A Partial Withdrawal must be for at least $500, and the Policy's Net Cash
Surrender Value after the withdrawal must be at least $500.   If there is any
Policy Debt, the amount that can be withdrawn is also limited to the excess, if any, of the Cash Surrender Value immediately prior to the withdrawal over the result of the Debt divided by 90%.

When a Partial Withdrawal is made on a Policy on which the Owner has selected the cash value accumulation test or the guideline premium test death benefit Option A, the Face Amount under the
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Policy is decreased by the lesser of (1) the amount of the Partial Withdrawal or
(2) if the death benefit prior to the withdrawal is greater than the Face
Amount, the amount, if any, by which the Face Amount exceeds the difference between the death benefit and the amount of the Partial Withdrawal. A Partial Withdrawal will not change the Face Amount of a Policy on which the Owner has selected death benefit Option B. However, assuming that the death benefit is not equal to Accumulated Value times a death benefit percentage, the Partial Withdrawal will reduce the death benefit by the amount of the Partial
Withdrawal. To the extent the death benefit is based upon the Accumulated Value times the death benefit percentage applicable to the Insured, a Partial Withdrawal may cause the death benefit to decrease by an amount greater than the amount of the Partial Withdrawal.

A Policy Owner may elect to receive systematic Partial Withdrawals after the first Policy Year. He or she may request a specified dollar amount and the desired frequency of the systematic Partial Withdrawals, which may be monthly, quarterly, semi-annually or annually. Each systematic withdrawal must be at least $100. The $25 withdrawal fee is currently waived on each systematic withdrawal after the first systematic withdrawal. Systematic Partial Withdrawals will be allocated proportionately from the Policy Owner's Accumulated Value in the Variable Accounts and the Fixed Account. If a systematic Partial Withdrawal would cause the Net Cash Surrender Value to fall below $500, the amount withdrawn will be reduced to the amount available and systematic Partial Withdrawals will automatically terminate. The Policy Owner will be notified of the termination. Systematic Partial Withdrawals may be stopped or modified by the Policy Owner upon proper written request received by Pacific Mutual at least 30 days in advance.

A Policy Owner may surrender the Policy while the Policy is in force for its Net Cash Surrender Value. If the Policy is surrendered in the first two years following its issuance, the Policy Owner will also receive a refund of excess sales load deducted from premiums paid, if any.

B. Death Claims

Upon the death of an Insured, Pacific Mutual will pay to a named Beneficiary death benefit proceeds, either in a lump sum or under a payment plan offered under the Policy. The proceeds will be the death benefit under the Policy reduced by adjustments for any outstanding Policy Debt.

Under the guideline premium death benefit qualification test Option A, the death benefit will be equal to the Face Amount of the Policy, or, if greater, Accumulated Value multiplied by a death benefit percentage. Under Option B, the death benefit will be equal to the Face Amount of the Policy plus the Accumulated Value, or if greater, Accumulated Value multiplied by a death benefit percentage. The specified percentages vary according to the age of the Insured, and are shown in a table in the Policy. Under the cash value accumulation death benefit qualification test, the death benefit will be equal to the Face Amount or, if greater, the Accumulated Value divided by the "net single premium" that would purchase one dollar of future benefits under the Policy. Generally, the cash value accumulation test requires that under the terms of a life insurance policy, the death benefit must be sufficient so that the cash surrender value, as defined in Section 7702 of the Internal Revenue Code, does not at any time exceed the net single premium required to fund the future benefits under the policy. The net single premiums under the Policy vary according to the Age, sex,
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and underwriting classification of the Insured, and the resulting death benefit determined by using the net single premiums will be at least equal to the amount required for the Policy to be deemed life insurance under Section 7702 of the Internal Revenue Code. The net single premium is calculated using a four percent interest rate, or if higher, the contractually guaranteed interest rate and using mortality charges specified in the prevailing insurance commissioners standard tables as of the time the Policy is issued.

A Policy Owner may request an increase or decrease in the Face Amount under a Policy subject to approval from Pacific Mutual. A change in Face Amount may only be made once per year after the fifth Policy Year. A decrease in face amount may only be made after the fifth Policy Year, or after the fifth Policy Year following the last increase in Face Amount. Such a change may change the death benefit, depending, among other things, upon the death benefit election chosen by the Policy Owner and whether and the degree to which the death benefit under a Policy exceeds the Face Amount prior to the change. A change in the Face Amount may affect the net amount at risk under a Policy, which may affect a Policy Owner's cost of insurance charge. For these purposes, the net amount at risk is equal to the death benefit less the Policy Owner's Accumulated Value.

Any request for a change in Face Amount must be in writing at Pacific Mutual's Home Office. In the case of a request for an increase, additional evidence of insurability satisfactory to Pacific Mutual will also be required.

C. Policy Lapse

If the Accumulated Value less Policy Debt of a Policy is insufficient to cover deductions and charges on a Monthly Payment Date, Pacific Mutual will give written notice to the Policy Owner that if an amount shown in the notice (which will be sufficient to cover the deduction amount(s) due) is not paid within 61 days (the "grace period"), the Policy Owner faces a danger of lapse. The Policy will remain in force through the grace period, but if no payment is forthcoming, it will terminate at the end of the grace period. In order to avoid termination, the Policy Owner must pay an amount equal to three times the charges and deductions due on the monthly payment date in which the insufficiency occurred. If the Policy terminates at the end of the grace period during the first two years following issuance of the Policy, Pacific Mutual will refund excess sales load deducted from premiums paid, if any.

If the required payment is made during the grace period, such payment will be allocated among the Variable Accounts and the Fixed Account in accordance with the Policy Owner's allocation instructions. If the Insured dies during the grace period, the death benefit proceeds will equal the amount of the death benefit immediately prior to the commencement of the grace period, reduced by any unpaid monthly deductions and charges due, any Policy Debt and any sales load previously refunded.

A lapsed Policy may be reinstated at any time within five years after the end of the grace period but before the Maturity Date. See "Reinstatement," Section I.E. on page 5 of this document.

D. Policy Loans
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See Section I.F. on page 6 of this document.



1. Capitalized terms as used herein have the same meaning as in the prospectus for the Policy.